UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission file number: 001-38751

Tencent Music Entertainment Group

(Exact Name of Registrant as Specified in Its Charter)

17/F, Matsunichi Building, Kejizhongyi Road

Midwest District of Hi-tech Park, Nanshan District

Shenzhen, 518057, the People’s Republic of China

Tel: +86-755-8601 3388

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 4.1 through 5.1 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Tencent Music Entertainment Group (File No. 333-248253) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tencent Music Entertainment Group

Date:	September 4, 2020	By:	/s/ Min Hu
Name: Min Hu
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	First Supplemental Indenture, dated as of September 3, 2020, between Tencent Music Entertainment Group and The Bank of New York Mellon

4.2	Form of US$300,000,000 1.375% Notes due 2025 (included as Exhibit A in Exhibit 4.1)

4.3	Form of US$500,000,000 2.000% Notes due 2030 (included as Exhibit B in Exhibit 4.1)

5.1	Davis Polk & Wardwell Legal Opinion